UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 001-36695

PATHFINDER BANK 401K SAVINGS PLAN

(Full Title of Plan)

(Name of Issuer of the securities held pursuant to the plan)

214 West First Street

Oswego, NY 13126

(Address of Principal Executive Office)

PATHFINDER BANK

401(K) SAVINGS PLAN

Financial Statements

and Supplemental Schedule

as of December 31, 2025 and 2024

PATHFINDER BANK 401(K) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Pathfinder Bank 401(K) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pathfinder Bank 401(K) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

/s/ Bonadio & Company, LLP

Bonadio & Company, LLP

Amherst, New York

June 17, 2026

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	2025	2024

ASSETS

INVESTMENTS, at fair value:	$20,783,923	$20,054,493

NOTES RECEIVABLE FROM PARTICIPANTS	435,889	442,043
EMPLOYER CONTRIBUTIONS RECEIVABLE	7,610	22,192
EMPLOYEE CONTRIBUTIONS RECEIVABLE	8,669	28,259
Total Receivables	452,168	492,494

Net assets available for benefits	$21,236,091	$20,546,987

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,578,290	$2,359,665
Dividend income	934,122	599,218

Total investment income	2,512,412	2,958,883

CONTRIBUTIONS:
Employer	903,661	886,244
Participants	1,014,988	1,062,826
Rollover	2,555	25,002
Interest income on notes receivable from participants	31,547	34,130

Total contributions	1,952,751	2,008,202

Total additions	4,465,163	4,967,085

DEDUCTIONS:
Benefits paid to participants	3,713,512	4,738,967
Administrative expenses	62,547	59,096

Total deductions	3,776,059	4,798,063

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	689,104	169,022

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	20,546,987	20,377,965

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$21,236,091	$20,546,987

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

1.
DESCRIPTION OF PLAN

The following brief description of the Pathfinder Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pathfinder Bank (the Bank). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the annual dollar limit set by law of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 3% of employee deferrals and is invested based on the participants’ investment allocations.

In addition, the Bank makes a safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings/(losses), and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting percentage is generally determined by years of service in accordance with the following schedule:

Vested
Vesting Years	Percentage

1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

Notes Receivable from Participants

Participants may borrow an amount up to the lesser of 50% of the amount of their vested balance or $50,000. The loan amount cannot exceed the maximum amount imposed by the Internal Revenue Code. A participant may borrow a minimum of $1,000. Loans are repayable over not more than five years, except in the case of a loan for the purchase of a primary residence. Participants must make loan payments through payroll deductions. The loans are secured by the balances in the participant’s account and are between the rates of 4.25% and 9.50%, which are determined by the Plan Administrator at the time of the loan application, considering the purpose of the loan and the rate being charged by representative commercial banks in the local area for a similar loan.

Payment of Benefits

On termination of service due to death, disability or retirement, or due to other reasons a participant may elect to receive his or her benefits under the following options: lump sum or installment payments. The amount will be equal to the value of the participant’s vested interest in his or her account.

Active participants may withdraw all or part of their share of each fund upon reaching age 59½ or earlier, if they suffer a financial hardship as described in the Plan Document.

Forfeited Accounts

At December 31, 2025 and 2024, forfeited non-vested accounts available totaled $16,842 and $129,001, respectively. Any forfeitures may be made available to reinstate previously forfeited account balances of participants and remaining forfeitures may be used to satisfy any contribution that may be required under the terms of the Plan Document or be used to pay any administrative expenses of the Plan. There were $139,094 in forfeitures used to satisfy contributions required by the Plan Document for the year ended December 31, 2025 and none used for the year ended December 31, 2024.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates, particularly given the economic disruptions and uncertainties associated with the current economy, and such differences, may be significant.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the Plan Document.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains on investments bought and sold as well as held during the year. All investments are participant-directed.

Investment Fees

Net investment returns are reported in the net appreciation in fair value of investments and reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan Document states that at the discretion of the Plan’s sponsor, any administrative expenses can be paid by either the Plan or the Plan’s sponsor. For the years ended December 31, 2025 and 2024, administrative expenses totaling $62,547 and $59,096, respectively, were paid for by the Plan.

3.
FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and insignificant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Level 1 Fair Value Measurements

The fair value of the self-directed brokerage accounts, including common and preferred stock, unit investment trusts, employer stock and money market funds are based on quoted market prices. All investments are participant-directed.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price.

Level 2 Fair Value Measurements

Fixed annuities are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The fair value of the investment contract approximates contract value as of December 31, 2025 and 2024.

Investments Measured at NAV Practical Expedient

Collective trust funds are valued at their net asset value ("NAV") on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy. Collective funds are comprised of units in such collective trust funds that are not publicly traded. The underlying assets in these funds are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available. When current market prices or quotations are not available, valuations are determined using valuation models adopted by the trustee or other inputs principally from or corroborated by observable market data. The Plan held collective trust funds at December 31, 2025 and 2024 as described below.

State Street Aggregate Bond Index Fund - Class K – The State Street Aggregate Bond Index Fund (the "fund") seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the U.S. dollar denominated investment grade bond market over the long term. This fund is not FDIC-insured. There are no unfunded commitments and no withdrawal restrictions.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual Funds	$17,912,772	$-	$-	$17,912,772
Fixed Annuities	-	278,082	-	278,082
Total	17,912,772	278,082	-	18,190,854

Self-directed brokerage accounts:
Common stock-employer stock	1,754,416	-	-	1,754,416
Self-directed brokerage accounts	345,014	-	-	345,014
Total self-directed brokerage accounts	2,099,430	-	-	2,099,430

Collective Trust Funds(a)				493,639

Total investments	$20,012,202	$278,082	$-	$20,783,923

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual Funds	$15,908,553	$-	$-	$15,908,553
Fixed Annuities	-	457,782	-	457,782
Total	15,908,553	457,782	-	16,366,335

Self-directed brokerage accounts:
Common stock-employer stock	2,479,730	-	-	2,479,730
Self-directed brokerage accounts	761,621	-	-	761,621
Total self-directed brokerage accounts	3,241,351	-	-	3,241,351

Collective Trust Funds(a)				446,807

Total investments	$19,149,904	$457,782	$-	$20,054,493

(a) In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4.
TAX STATUS

The Plan is operating under a non-standardized prototype cash or deferred profit-sharing plan sponsored by Lifetime Benefit Solutions. The prototype plan obtained its latest determination letter on June 30, 2020, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.
PARTY-IN-INTEREST

Certain Plan investments are shares of registered investment companies that are managed by the trustee of the Plan’s assets, therefore these transactions qualify as party-in-interest.

In 2025 and 2024, the Plan provided participants the election of an investment in Pathfinder Bancorp, Inc.’s common stock through self-directed brokerage accounts. As of December 31, 2025, the Plan held 124,338 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $14.03. As of December 31, 2024, the Plan held 145,353 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $17.06.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.
PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

7.
RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PATHFINDER BANK 401(K) SAVINGS PLAN
SCHEDULE H - LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
DECEMBER 31, 2025

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)

*	Pathfinder Bancorp, Inc.	Common stock	**	$1,754,416
	Alphabet Inc	Common stock	**	406
	Amazon.com Inc	Common stock	**	40
	Apple Inc	Common stock	**	32,524
	Ascent Solar Technologies Inc	Common stock	**	4
	Broadcom Inc	Common stock	**	83
	Canopy Growth Corp	Common stock	**	8
	Chipotle Mexican Grill	Common stock	**	5,550
	Clearway Energy Inc	Common stock	**	133
	Constellation Energy	Common stock	**	3,188
	Crowdstrike Holdings Inc	Common stock	**	37
	Embecta Corporation	Common stock	**	1,141
	Exelixis Inc	Common stock	**	44
	GE Aerospace	Common stock	**	3,696
	GE Heathcare Techno	Common stock	**	328
	GE Vernova Inc	Common stock	**	1,961
	Gilead Sciences Inc	Common stock	**	34
	Global Technologies	Common stock	**	1
	Jet Blue Airways Corp	Common stock	**	455
	Keycorp	Common stock	**	845
	Kinross Gold Corp	Common stock	**	56
	M & T Bank Corp	Common stock	**	11,887
	Microsoft Corp	Common stock	**	38
	Netflix Inc	Common stock	**	94
	NVIDIA Corp	Common stock	**	97,006
	Palantir Technolgies	Common stock	**	214
	Palo Alto Networks	Common stock	**	389
	Paypal Holdings Inc	Common stock	**	117
	Planet Fitness Inc	Common stock	**	12,359
	Pyxis Oncology Inc	Common stock	**	138
	Robinhood Mkts Inc	Common stock	**	113
	Sofi Technologies Inc	Common stock	**	105
	Sorrento Theraputics Inc	Common stock	**	7
	Tesla Inc	Common stock	**	1,374
	Tilray Inc	Common stock	**	18
	Uber Technologies Inc	Common stock	**	2,451
	Vanguard S&P 500	Mutual Funds	**	627
	Verisign Inc	Common stock	**	41
	Vertex Pharmaceutical	Common stock	**	31
	Vistra Corp	Common stock	**	33
	Walt Disney	Common stock	**	808
	Schwab Money Market Portfolio	Money Market Fund	**	167,257

PATHFINDER BANK 401(K) SAVINGS PLAN
SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
December 31, 2025
(Continued)

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)
	American Funds American Mutual R6	Mutual Funds	**	1,790,723
	American Funds Bond Fund of Amer R6	Mutual Funds	**	735,427
	American Funds Emerging Markets BD R6	Mutual Funds	**	82,608
	American Funds New World R6	Mutual Funds	**	660,551
	BlackRock High Yield Bond Portfolio K	Mutual Funds	**	174,155
	ClearBridge Select IS	Mutual Funds	**	451,949
	EI Fixed Account	Fixed Annuity	**	278,082
	Fidelity 500 Index	Mutual Funds	**	2,263,513
	Fidelity Advisor Intl Small Cap Z	Mutual Funds	**	405,336
	Fidelity Advisor Small Cap Value Z	Mutual Funds	**	293,592
	Fidelity Mid Cap Index	Mutual Funds	**	846,968
	Fidelity Small Cap Index	Mutual Funds	**	581,333
	Franklin DynaTech R6	Mutual Funds	**	1,823,631
	Franklin Intl Growth R6	Mutual Funds	**	262,150
	Janus Henderson Contrarian N	Mutual Funds	**	203,474
	JPMorgan Hedged Equity 2 R6	Mutual Funds	**	117,128
	Lord Abbett Bond Debenture R6	Mutual Funds	**	268,145
	Lord Abbett Developing Growth R6	Mutual Funds	**	197,921
	PGIM QMA International Equity R6	Mutual Funds	**	514,273
	PGIM US Real Estate R6	Mutual Funds	**	151,241
	PIMCO Int Bond (USD-Hedged) Inst	Mutual Funds	**	232
	State Street Global Eq ex-US Index K	Mutual Funds	**	184,741
	State Street Target Retirement 2025 K	Mutual Funds	**	500,572
	State Street Target Retirement 2030 K	Mutual Funds	**	1,260,636
	State Street Target Retirement 2035 K	Mutual Funds	**	110,560
	State Street Target Retirement 2040 K	Mutual Funds	**	133,542
	State Street Target Retirement 2045 K	Mutual Funds	**	1,539,879
	State Street Target Retirement 2050 K	Mutual Funds	**	749,285
	State Street Target Retirement 2055 K	Mutual Funds	**	777,738
	State Street Target Retirement 2060 K	Mutual Funds	**	115,177
	State Street Target Retirement 2065 K	Mutual Funds	**	168,242
	State Street Target Retirement K	Mutual Funds	**	430,257
*	Western Asset Core Bond IS	Mutual Funds	**	117,166
*	State Street US Bond Index Non-Lending K	Collective Trust	**	493,639
*	Notes receivable from participants	4.25% - 9.50%		435,889
				$21,219,812
*	Denotes party-in-interest.
**	Historical cost has not been presented since this investment is participant-directed.

	The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PATHFINDER BANCORP, INC.

(registrant)

June 17, 2026	/s/ James A. Dowd James A. Dowd President and Chief Executive Officer